Exhibit 99.20

Consent of Richard J. Lambert

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name in connection with mineral reserve and resource estimates for the El Morro Project, Cerro San Pedro Mine and Mesquite Mine and to the use of information derived from the technical report entitled “Feasibility NI 43-101 Technical Report for the El Morro Copper-Gold Project, Region III, Chile” dated May 9, 2008 and readdressed to New Gold on August 26, 2009, the technical report entitled “Technical Report on Cerro San Pedro Mine, San Luis Potosí, Mexico” dated February 16, 2010 and amended March 22, 2010, and the technical report entitled “Technical Report on the Mesquite Mine, Brawley, California, USA” dated February 26, 2010, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2010, and I consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 31st day of March, 2011

/s/ Richard J. Lambert
Name:	Richard J. Lambert
Title:	P.E. and Executive Vice-President
of Roscoe Postle Associates Inc.